EXHIBIT 99.1

Galapagos creates new subscription right plans

Mechelen, Belgium; 16 May 2024, 22:01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) announced today that its Board of Directors created 1,614,000 subscription rights under new subscription right plans for the benefit of certain members of the personnel of the company and its subsidiaries.

On 16 May 2024, the Board of Directors of Galapagos approved “Subscription Right Plan 2024 BE”, intended for members of personnel of the company, “Subscription Right Plan 2024 RMV,” intended for the employees of its French subsidiary, Galapagos SASU, and “Subscription Right Plan 2024 ROW”, primarily intended for the employees of its other non-Belgian subsidiaries, within the framework of the authorized capital. Under these subscription right plans, 1,614,000 subscription rights were created, subject to acceptances, and offered to the beneficiaries of the plans.

The subscription rights have an exercise term of eight years as of the date of the offer and have an exercise price of €26.90 (the closing price of the Galapagos share on Euronext Brussels and Amsterdam on the day preceding the date of the offer). Subject to the applicable plan rules, the subscription rights under Subscription Right Plan 2024 BE cannot be exercised prior to 1 January 2028. The subscription rights under Subscription Right Plan 2024 RMV and Subscription Right Plan 2024 ROW vest and become exercisable in instalments: with 25% of each grant being exercisable as of 1 January 2026, 25% as of 1 January 2027 and 50% as of 1 January 2028. Each subscription right gives the right to subscribe to one new Galapagos share. Should the subscription rights be exercised, Galapagos will apply for the listing of the resulting new shares on a regulated stock market. The subscription rights as such will not be listed on any stock market.

Galapagos’ total share capital currently amounts to €356,444,938.61; the total number of securities conferring voting rights is 65,897,071, which is also the total number of voting rights (the “denominator”), and all securities conferring voting rights and all voting rights are of the same category. The total number of rights to subscribe to not yet issued securities conferring voting rights is (i) 11,376,759 subscription rights under several outstanding employee subscription right plans, which equals 11,376,759 voting rights that may result from the exercise of those subscription rights, and (ii) two subscription rights issued to Gilead Therapeutics to subscribe for a maximum number of shares that is sufficient to bring the shareholding of Gilead and its affiliates to 29.9% of the actually issued and outstanding shares after the exercise of the subscription rights. This excludes the 1,614,000 subscription rights of Subscription Right Plan 2024 BE, Subscription Right Plan 2024 RMV and Subscription Right Plan 2024 ROW, which were created subject to acceptance. Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos
We are a biotechnology company with operations in Europe and the U.S. dedicated to developing transformational medicines for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class small molecules, CAR-T therapies, and biologics in oncology and immunology. With capabilities from lab to patient, including a decentralized CAR-T manufacturing network, we are committed to challenging the status quo and delivering results for our patients, employees and shareholders. For additional information, please visit www.glpg.com or follow us on LinkedIn or X (formerly Twitter).

For further information, please contact:

Media inquiries: Marieke Vermeersch +32 479 490 603 media@glpg.com Jennifer Wilson + 44 7444 896759 media@glpg.com	Investor inquiries: Sofie Van Gijsel +1 781 296 1143 ir@glpg.com Sandra Cauwenberghs +32 495 58 46 63 ir@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.